Exhibit 99.1

FOR IMMEDIATE RELEASE

Rezolve Ai Slams Commerce.com Board’s "Desperate" Poison Pill That Will Dilute Shareholders and Stagnate Growth Further

Labels Tactic a "White Flag" Following Prolonged Equity Collapse and No Clear Recovery Plan

Calls Into Question Board’s Competence Ahead of May 14 Election

NEW YORK – April 14, 2026 – Rezolve Ai PLC (NASDAQ: RZLV), a global leader in AI-powered commerce, today responded to the Commerce.com, Inc. (Nasdaq: CMRC) Board of Directors’ adoption of a stockholder rights plan (“Poison Pill” or “Rights Plan”).

Rezolve Ai views this as a transparent attempt by a failing Board to entrench itself and prevent Commerce.com shareholders from acting on an offer that presents material upside. Commerce.com's claim of a 47% discount is based on a single day's closing price. It ignores Rezolve Ai's Wall Street analyst consensus target of $11.00, the company's contracted 2026 revenue of $232 million, full-year guidance of $360 million representing 7.5 times year-on-year growth, and the materially higher trading multiple a combined platform of this scale and trajectory would command. Valuing a transformational combination by a historic spot price is misleading and obscures the opportunity from the very shareholders Commerce.com's Board claims to be protecting.

The Commerce.com Board has presided over a 96% decline in the company's stock price from its post-IPO peak. Their shareholders are now stuck in an illiquid position, with limited ability to exit at the current $2.50 share price. The Board is now seeking to prevent shareholders from considering a value-maximizing exchange offer by threatening to impose massive dilution on any potential acquiror. Through the adoption of the Poison Pill, the Commerce.com Board is effectively forcing shareholders to remain under the stewardship of the directors responsible for the tremendous erosion in shareholder value.

With the election of directors scheduled to occur on May 14, 2026 at Commerce.com’s 2026 annual meeting, Rezolve Ai believes shareholders will soon have an opportunity to express their views on the Board’s failure of leadership and vision and the need for transformational change.

"One week after Rezolve Ai took its case directly to Commerce.com's shareholders, their Board's response was not engagement, not dialogue, not a counter-proposal - it was the adoption of a poison pill,” said Daniel M Wagner, CEO of Rezolve Ai. “A Board forecasting growth of 1.5% has chosen to try to lock its shareholders out of a proposal that implies more than double the current share price, rather than let them decide for themselves. The Commerce.com Board has poisoned its own well.”

Commerce.com's more than 60,000 merchants are equally affected. They are operating on a platform falling further behind every quarter with no credible path to AI-native infrastructure under current management. They too deserve a clear path to commercially viable enterprise AI. Together, Rezolve Ai and Commerce.com would form an integrated, full-stack smart commerce platform, combining Rezolve's AI-native infrastructure with Commerce.com's network of thousands of mid-market and enterprise merchants to create a single, end-to-end engine for the agentic commerce era.

“Rezolve Ai's Brain Suite would give those merchants conversational commerce capability, AI-native infrastructure, and a proprietary payment rail that Commerce.com’s current platform cannot deliver,” Wagner continued. “Commerce.com has chosen entrenchment over transformation, a decision that serves neither its shareholders nor the merchants whose businesses depend on its platform. Let me be equally clear about the underlying reality: Rezolve does not need Commerce.com to execute its strategy. With or without Commerce.com, Rezolve Ai is scaling rapidly and extending its leadership in AI-driven commerce. Commerce.com shareholders deserve the opportunity to evaluate the attractiveness of our proposed combination. Tomorrow morning, at 0800 ET, I will be speaking directly to the people who actually own this company - because a poison pill is not a strategy, and this board knows it."

Rezolve Ai is assessing whether the Rights Plan complies with applicable law and whether the Board’s adoption of the Rights Plan is consistent with its fiduciary duties to shareholders. A Rights Plan implemented within one week of shareholders being apprised of a forthcoming proposal implying more than double the current market price, by a board that has overseen near-total destruction of shareholder value, raises serious questions. Rezolve Ai will provide a further update in due course once it has had an opportunity to review Commerce.com’s Form 8-K filing with the details of the Rights Plan.

Investor Call: Wednesday, April 15, 2026, at 0800 Eastern Time

Rezolve Ai will host an investor call open to shareholders of both companies tomorrow, Wednesday, April 15, 2026, at 0800 Eastern Time. Dial-in details and webcast registration are available at www.investor.rezolve.com.

Webcast link: https://edge.media-server.com/mmc/p/eo6ii4pv

Additional Information

For more information, shareholders can contact Rezolve Ai's Information Agent, Georgeson LLC.

Information Agent: Bill Fiske / Jim Gill, Georgeson LLC. Toll-free: +1 (877) 811-6561. Email: CommerceInfo@Georgeson.com.

Shareholders are encouraged to review the formal Open Letter and Rezolve Ai's 2025 Annual Report, both filed with the SEC and available at www.investor.rezolve.com.

Media Contact

The One Nine Three Group

RezolveAi@the193.com

Investor Contact

investors@rezolve.com

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is a global leader in AI-native commerce infrastructure. Its proprietary Brain Suite platform delivers intelligent, end-to-end agentic commerce, unifying discovery, transaction, and fulfilment across enterprise retail at global scale. Rezolve Ai entered 2026 with $232 million in contracted revenue, full-year guidance of $360 million representing 7.5 times year-on-year growth, and $750 million in total funding secured. For more information, visit rezolve.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc ("Rezolve") may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", "design" and similar expressions as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify such forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Rezolve and Commerce.com Inc. ("Commerce"), including the possibility that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Commerce will cooperate with Rezolve regarding the proposed transaction; Rezolve's ability to consummate the proposed transaction with Commerce; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; the possibility that Rezolve may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Commerce's operations with those of Rezolve; that such integration may be more difficult, time-consuming or costly than expected; and that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction. You should also carefully consider the risks and uncertainties described in the "Risk Factors" section of Rezolve's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 30, 2026 (the "Rezolve 20-F"), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Additional Information Regarding the Proposed Transaction

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This press release relates to a proposal that Rezolve has made for a business combination transaction with Commerce. In furtherance of this proposal and subject to future developments, Rezolve (and, if applicable, Commerce) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the "SEC").

Investors and security holders of Rezolve and Commerce are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Rezolve and/or Commerce, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Rezolve through the web site maintained by the SEC at www.sec.gov, and by visiting Rezolve's investor relations site at investor.rezolve.com.

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Rezolve and/or Commerce may file with the SEC in connection with the proposed transaction. Nonetheless, Rezolve and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Rezolve's executive officers and directors in the Rezolve 20-F. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website www.sec.gov, and by visiting Rezolve's investor relations site at investor.rezolve.com.